

Alpha-Otto Technologies Inc.
(the "Company") a
Delaware Corporation

Financial Statements (unaudited) Annual Report

Years Ended December 31, 2025

TABLE OF CONTENTS

Balance Sheet
Alpha-Otto Technologies
As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking Acct (*2868)	50,908.28
Holding Savings Account	600,044.51
Total for Bank Accounts	**$650,952.79**
Total for Current Assets	**$650,952.79**
Fixed Assets	
Furniture and Equipment	21,571.00
Patent	82,484.68
Total for Fixed Assets	**$104,055.68**
Total for Assets	**$755,008.47**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	50,133.70
Total for Accounts Payable	**$50,133.70**
Credit Cards	
Chase Credit Cards	
Chase Credit Card (*1478)	3,649.46
Chase Credit Card (*3672)	-692.42
Total for Chase Credit Cards	**$2,957.04**
Total for Credit Cards	**$2,957.04**
Other Current Liabilities	
Shareholder Loan Payable - David	12,500.00
Shareholder Loan Payable - John	12,500.00
Total for Other Current Liabilities	**$25,000.00**
Total for Current Liabilities	**$78,090.74**
Total for Liabilities	**$78,090.74**
Equity	
Finance Cost _ Adj to SAFE	-71,393.55
Wefunder SPV - 18M SAFE - Convertible Equity	566,930.00
Wefunder SPV - 20M SAFE - Convertible Equity	336,786.00
Retained Earnings	-25,598.48
Net Income	-129,806.24
Total for Equity	**$676,917.73**
Total for Liabilities and Equity	**$755,008.47**

Accrual Basis

Income Statement
Alpha-Otto Technologies
As of December 31, 2025

	TOTAL
Income	
Interest Income	646.47
Total for Income	**$646.47**
Gross Profit	**$646.47**
Expenses	
Advertising/Promotional	3,264.67
Bank Service Charges	5.00
Business Licenses and Permits	1,696.00
Business Services	25.95
Dues and Subscriptions	588.00
Insurance Expense	1,175.68
Interest Expense	2,268.09
Office Supplies	216.74
Payroll Expenses	66,139.68
Product Development Expense	
Product Dev - Hardware	6,772.75
Product Dev - None Hardware	4,335.40
Total for Product Development Expense	**$11,108.15**
Professional Fees	2,036.24
Rent Expense	34,581.61
Technology and Online	3,163.73
Travel Expense	601.96
Uncategorized Expense	3,524.21
Total for Expenses	**$130,395.71**
Net Operating Income	**-$129,749.24**
Other Expenses	
Misc	57.00
Total for Other Expenses	**$57.00**
Net Other Income	**-$57.00**
Net Income	**-$129,806.24**

Accrual Basis

Statement of Change in Shareholder Equity
Alpha-Otto Technologies
As of December 31, 2025

ALPHA-OTTO TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	9,000,000	900	-	(24,020)	(23,120)
Issuance of Common Stock	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(25,118)	(25,118)
Ending balance at 12/31/23	9,000,000	900	-	(49,138)	(48,238)
Issuance of Common Stock	1,000,000	100	-	-	100
Additional Paid-in Capital	-	-	200	-	200
Net income (loss)	-	-	-	(39,360)	(39,360)
Ending balance at 12/31/24	10,000,000	1,000	200	(88,498)	(87,298)
Issuance of Common Stock	1,000,000	-	-	-	
Additional Paid-in Capital	-	-	-	-	200
Net income (loss)	-	-	-	(129,806)	(129,806)
Ending balance at 12/31/25	10,000,000	1,000	200	(218,304)	(218,304)

Statement of Cash Flow
Alpha-Otto Technologies
As of December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-129,806.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	-16,424.30
Chase Credit Cards:Chase Credit Card (*1478)	-1,753.61
Shareholder Loan Payable - David	5,000.00
Shareholder Loan Payable - John	3,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$10,177.91**
Net cash provided by operating activities	**-$139,984.15**
INVESTING ACTIVITIES	
Furniture and Equipment	-21,571.00
Patent	-23,451.18
Net cash provided by investing activities	**-$45,022.18**
FINANCING ACTIVITIES	
Finance Cost _ Adj to SAFE	-71,393.55
Retained Earnings	57.00
Wefunder SPV - 18M SAFE - Convertible Equity	566,930.00
Wefunder SPV - 20M SAFE - Convertible Equity	336,786.00
Net cash provided by financing activities	**$832,379.45**
NET CASH INCREASE FOR PERIOD	**$647,373.12**
Cash at beginning of period	**$3,579.67**
CASH AT END OF PERIOD	**$650,952.79**

Accrual Basis

ALPHA-OTTO TECHNOLOGIES INC.
Notes to the Unaudited Financial
Statements December 31ˢᵗ, 2025 $USD

NOTES

Alpha-Otto Technologies Inc. ("the Company") has no new notes of significance or relevance applicable to this annual report filling, beyond the notes of the initial accounting review conducted by RNB Capital LLC of Tamarac, Florida, on June 18, 2025, as required by and in accordance with our initial Securities and Exchange Commission Regulation CF Form C filing on June 24, 2025.

The Company has utilized the capital raised through our Regulation CF crowdfunding campaign, received on August 1, 2025, and September 12, 2025, totaling $832,322.45 ($903,716 raised, -$71,393.55 in fees) to hire additional employees, purchase test equipment, software, services, and engine components to continue development and testing of the Company's powertrain technology. Funds were also used for facilities, business equipment, and services to support operations and business development.